Exhibit 99.1

Pintec Technology Holdings Limited Announces SME Digitization Total Solution Offering and

Deconsolidation of Certain Non-core Digital Technical Services

BEIJING, August 31, 2021 (GLOBE NEWSWIRE) – Pintec Technology Holdings Limited (Nasdaq: PT) (“PINTEC” or the “Company”), a leading independent technology platform enabling financial services in China, today announced its decision to expand its technical services to focus on better empowering the small and medium enterprise (“SME”) ecosystem, by leveraging the Company’s advanced technology in big data, artificial intelligence, and cloud-based infrastructure. Specifically, the Company plans to utilize its “SaaS + Fintech” model as a total solution in order to accelerate the digitization of SMEs, encompassing technology-based credit services and solutions to the manufacturing process and operations of the SMEs.

Part of this decision requires strategic review of the Company’s existing operations in order to optimize resource and talent deployment. As a result, the Company has determined to restructure certain non-core technical services, which require long-term investment but may generate negative earnings currently and in the foreseeable future, by transferring out 85% of its equity interest in FT Synergy Pte. Ltd. (“FT”) at nil consideration (the “Deconsolidation”). Upon the completion of this deconsolidation, the financial results of FT will no longer be included in the Company’s consolidated financial statements, therefore eliminating its negative financial impacts to the Company. Going forward, the Company will be focused on offering of comprehensive technology-based credit services and solutions to SMEs.

As a leading developer for credit services, PINTEC initiated a technology-based credit assessment system for SMEs as early as 2016. PINTEC’s technology-based credit services and solutions focus on customer acquisition and risk control, and were adopted in several business aspects, including e-commerce, payment, corporate finance and taxation. As of the end of 2020, PINTEC’s solution has enabled over 80,000 SMEs in managing their cash flows and needs.

Mr.Victor Li, Chief Executive Officer of PINTEC, stated, “Our historical proven track records, cumulative partnership collaborations, and advanced technology will enable us to naturally extend our focus on the SME digitization ecosystem, and to scale our offerings for expanded accessibility. Our total solution leverages our “SaaS + Fintech” capabilities in encompassing end-to-end services from manufacturing to operations, distribution, inventory control, human resources management, property management, financing, etc. for SMEs of various industry sectors. Our aim is to significantly enable these enterprises to enhance their operational efficiency and to reduce overall financial costs. In addition, we are confident that the deconsolidation of our loss-making non-core operation can effectively streamline our overall operations and improve our financial performance. These decisions and efforts fully reflect the execution of our strategic initiatives in optimizing our portfolio offerings, servicing and internalization.”

About PINTEC

PINTEC is a leading independent technology platform enabling financial services in China. By connecting business and financial partners on its open platform, PINTEC enables them to provide financial services to end users efficiently and effectively. The Company offers its partners a full suite of customized solutions, ranging from digital retail lending, digital business lending, robotic process automation, to wealth management and insurance products. Leveraging its scalable and reliable technology infrastructure, PINTEC serves a wide range of industry verticals covering online travel, e-commerce, telecommunications, online education, SaaS platforms, financial technology, internet search, and online classifieds and listings, as well as various types of financial partners including banks, brokers, insurance companies, investment funds and trusts, consumer finance companies and other similar institutions. For more information, please visit ir.pintec.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, quotations from management and the Company’s strategic and operational plans. The Company may also make written or oral forward-

looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Company Contact

Pintec Technology Holdings Ltd.

Phone: +86 (10) 8564-3600

E-mail: ir@pintec.com